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February 21, 2023

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions Washington, DC 20549 Attention: Michael Killoy and Nicholas Panos

Re:	Clene Inc. Schedule 13D filed by David J. Matlin Filed February 6, 2023 File No. 005-91949
Dear Mr. Killoy and Mr. Panos:
On behalf of our client, Mr. David J. Matlin (“Mr. Matlin”), we are responding to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Mr. Matlin dated February 13, 2023. Concurrently herewith, Mr. Matlin is filing his Second Amended and Restated Schedule 13D (the “Amended Filing”), which amends and restates his Amended and Restated Schedule 13D that was filed on February 17, 2023 (the “Prior Amended Schedule 13D”), which itself had amended and restated his original Schedule 13D that was filed on February 6, 2023.  The Amended Filing (i) reflects the cumulative responses to the Staff’s comments set forth in your February 13, 2023 letter, and (ii) updates and corrects the beneficial ownership information that had been set forth in the Prior Amended Schedule 13D to reflect an additional 2,500 shares of the common stock issuable upon exercise of options that are not currently exercisable but will be exercisable within 60 days of the date of both the Amended Filing and the filing date of the Prior Amended Schedule 13D.  Such shares were not previously reported on the original Schedule 13D as they would not have been issuable within 60 days of the original Schedule 13D’s filing date of February 6, 2023. Your comments are reproduced below in bold, followed by our responses on behalf of Mr. Matlin.
Schedule 13D filed February 6, 2023
General
1.
We note the date of the event reported as requiring the filing of the Schedule 13D was November 2, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the November 2, 2022 event date, the Schedule 13D submitted on February 6, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

Response:  The Schedule 13D was not filed within the required 10 days after the November 2, 2022 acquisition of common stock of Clene Inc. (the “Company”) because Mr. Matlin initially believed he was a passive investor eligible to file on Schedule 13G. He later concluded, with the assistance of counsel, that he was presumptively not eligible to file as a passive investor, and then promptly filed the Schedule 13D. Mr. Matlin acknowledges that he is fully responsible for the error, and will comply with his reporting obligations on Schedule 13D going forward.

We respectfully provide additional background for informational purposes. As noted above, Mr. Matlin incorrectly believed he was eligible to file on Schedule 13G as a passive investor, as he did not acquire the Company securities with any purpose of, or with the effect of, changing or influencing the control of the Company. He was also under the mistaken impression that the Company would help ensure that any filings under Section 13 would be timely prepared and filed for the Company’s officers and directors on the correct Schedule (Schedule 13D or Schedule 13G), as the Company had helped ensure that their Section 16 reports on Form 3 and Form 4 had been timely prepared and filed. So, Mr. Matlin was expecting the Company to either alert him that a Schedule 13D would be required, contrary to his understanding, or contact him in advance of the February 14 filing deadline for Schedule 13G filings, to assist him with the filing.

When Jerry Miraglia, the Company’s General Counsel inquired about the status of Mr. Matlin’s filings under Section 13 in late January 2023 (as Mr. Miraglia believed that the Company’s directors and officers whose ownership interests triggered filing obligations under Section 13 were aware that the Company was not assisting them with those filings), Mr. Matlin realized that he needed to act on his own to confirm the correct Schedule (Schedule 13D or Schedule 13G) on which to file, and ensure that it was promptly filed. Mr. Matlin thereafter engaged counsel to advise him as to which Schedule (Schedule 13D or Schedule 13G) was required under Section 13, and to assist him with making the required filing. Working with counsel, Mr. Matlin reviewed the Staff guidance with respect to Section 13 filings and the Staff position that directors are presumptively not eligible to file as a passive investors. Mr. Matlin then promptly filed his Schedule 13D on February 6, 2023.

Mr. Matlin acknowledges, and does not dispute, the Staff’s position that, as a member of the Board of Directors of the Company, he is presumptively not eligible to file on Schedule 13G pursuant to Rule 13d-1(c), and regrets that the Schedule 13D was not timely filed due to the foregoing good faith misunderstandings.

2.
We note footnote number two to the cover page explains that the percentage of beneficial ownership reported as being owned is based upon 73,820,010 shares of the issuer’s common stock outstanding. Under Rule 13d-3(d)(1), "a person is deemed to be the beneficial owner of a security....if that person has the right to acquire beneficial ownership of such security [ ] within sixty days..." and "[a]ny securities not outstanding which are subject to such options...shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class...." Accordingly, please revise the disclosure to clarify, if true, that the amount of beneficial ownership was calculated in part based on the amount outstanding as determined under Rule 13d-3(d)(1).

Response:  We acknowledge the Staff’s comment and such footnote has been revised in the Amended Filing to clarify that 160,678 shares of common stock issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days are included in the outstanding share number used to compute Mr. Matlin’s percentage ownership.

3.
In response to Item 5(c) to Schedule 13D, the disclosure reads in part: "[e]xcept as described in this Schedule 13D...." Item 5(c) of Schedule 13D requires a description of "any transactions in the class of securities reported on that were effected during the past sixty days....." The disclosure offered in reply to this requirement suggests transactions have occurred within the specified sixty day period and have been disclosed in the Schedule 13D. Please revise to remove the implication that reportable transactions did in fact occur, or alternatively, disclose exactly which transactions did occur within the period specified under Item 5(c) of Schedule 13D.

Response:  We acknowledge the Staff’s comment and have revised Items 3 and 5 in the Amended Filing to provide additional, detailed information regarding the shares of the Company’s common stock acquired by Mr. Matlin since November 2, 2022 and to confirm that there were no transactions in the Company’s common stock effected by Mr. Matlin during the sixty (60) days preceding November 2, 2022.
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If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-5441.

Very truly yours,

/s/ Kevin M. Shuler
Kevin M. Shuler, Esq.
Foley & Lardner LLP

cc: David J. Matlin